ACM Managed Income Fund, Inc.

Exhibit 77C

811-05463

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Income Fund, Inc. (“ACM V”) was held on March 20, 2002 and reconvened on April 25, 2002.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For_________		Authority Withheld
To elect Directors of ACM V for a term of three years and until his successor is duly elected and qualifies. David H. Dievler William H. Foulk, Jr.	20,297,781 20,313,887		1,914,561 1,899,455
Dr. James M. Hester [1]
	819		0
	Shares Voted For________	Shares Voted Against_____	Shares Abstained

Amendment to the Charter of ACM V to authorize the Directors from time to time to increase or decrease the number of authorized shares of stock of the Corporation.	12,209,930.6830	2,586,314.9700	584,665.5820

Footnotes

1 Dr. Hester was elected by the holders of preferred stock of ACM V to represent the interest of ACM V’s preferred stockholders only.

K:\Shrdata\ACCTG\REPORTNG\FORMS\Attachments\Vote(77c)\2002\08_2002\acm77c.doc